November 13, 2014

Via EDGAR

Mr. Michael Clampitt

Senior Staff Attorney

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Peoples Bancorp Inc.

Registration Statement on Form S-4

Filed October 3, 2014

File No. 333-199152

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Filed October 23, 2014

File No. 000-16772

Dear Mr. Clampitt:

This letter sets forth the responses of Peoples Bancorp Inc. (“Company”) to the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated October 30, 2014 regarding the Company’s registration statement on Form S-4 (the “Registration Statement”), filed with the Commission on October 3, 2014 and the Company’s Quarterly Report on Form 10-Q for the Fiscal Quarter ended September 30, 2014, filed with the Commission on October 23, 2014.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the comment letter and set forth below each comment is our response. All references to page numbers in the Company’s responses are to the pages in the marked version of the joint proxy statement/prospectus (the “Prospectus”) included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

General

1.	Please provide the Board presentation materials to the staff.

In response to the Staff’s comment, counsel to NB&T Financial Group, Inc. (“NB&T Financial”) is submitting supplementally to the Staff under separate cover a copy of the presentation materials prepared by NB&T Financial’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), in connection with rendering its opinion to NB&T Financial’s board of directors at its

Michael Clampitt

U.S. Securities & Exchange Commission

November 13, 2014

August 4, 2014 meeting, which is summarized under the caption “THE MERGER—Opinion of NB&T Financial’s Financial Advisor.” Counsel to the Company has submitted supplementally under separate cover the presentation materials prepared by the Company’s financial advisor, Raymond James & Associates, Inc. (“Raymond James”) in connection with rendering its opinion to the Company’s board of directors at its August 4, 2014 meeting, which is summarized under the caption “THE MERGER—Opinion of Peoples’ Financial Advisor.”

The submission of the financial advisors’ presentation materials has been made together with a request that the submitted materials be kept confidential by the Commission in accordance with Rule 83 of the Rules of Practice of the Commission and pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As permitted by Rule 418, we hereby request that the Staff return these documents to the undersigned as soon as practicable after the effectiveness of the Registration Statement.

2.	Please provide the staff with the following information referred to in the fairness opinion of Keefe, Bruyette & Woods to the Board of Directors of NB&T Financial in Appendix C:

•	“other financial information concerning the businesses of and operations of NBTF and PEBO furnished to us by NBTF and PEBO…” (page C-2);

•	Financial and operating forecasts and projections of NBTF that were prepared by NBTF management…(page C-2);

•	“projected balance sheet and capital data of PEBO (giving effect to the acquisitions) (page C-2);”

•	“estimates regarding certain pro forma financial effects of the Transaction on PEBO (page C-2);” and

•	“discussions with senior management of . . . PEBO regarding. . . “future prospects (page C-3).”

In response to the Staff’s comment, we refer the Staff to the presentation materials prepared by KBW which are being provided to the Staff in response to Comment #1. Such presentation materials contain information referred to in KBW’s opinion that is responsive to the Staff’s comment.

3.	Please provide the staff with the following information referred to in the fairness opinion of Raymond James to the Board of Directors of Peoples Bancorp in Appendix D:

•	the “projections” for Peoples Bancorp for years ending 2019 (page D-1); and

•	discussions with “members of the senior management” of Peoples Bancorp (page D-1).

In response to the Staff’s comment, the financial projections for the Company for the periods ending December 31, 2019 are being provided to the Staff under separate cover. In response to the second bullet point, we respectfully submit that Raymond James participated in customary oral discussions with the Company’s management (including its CEO, CFO and other members of senior management) regarding the Company’s prospects, the Company’s view of NB&T Financial’s prospects, the impact of the merger, and other topics material to its analysis.

Michael Clampitt

U.S. Securities & Exchange Commission

November 13, 2014

The submission of the projections for the Company and the discussions with senior management has been made together with a request that the submitted materials be kept confidential by the Commission in accordance with Rule 83 of the Rules of Practice of the Commission and pursuant to Rule 418 under the Securities Act, and Rule 12b-4 under the Exchange Act. As permitted by Rule 418, we hereby request that the Staff return these documents to the undersigned as soon as practicable after the effectiveness of the Registration Statement.

Front Cover Page of Prospectus/Proxy Statement

4.	Please revise the second paragraph to disclose the approximate aggregate amount of consideration being offered for NB&T.

In response to the Staff’s comment, the Company has revised the disclosure on the front cover page to include the approximate aggregate amount of consideration being paid in connection with the Merger.

5.	Please add a separate paragraph disclosing that shareholders of NB&T Financial Group have dissenters rights under Ohio state law entitling them to the fair cash value of their shares provided they comply with each and every requirement under Ohio law, which are strictly applied.

In response to the Staff’s comment, the Company has revised the disclosure on the front cover page to add a discussion of NB&T Financial shareholders’ dissenters’ rights.

Questions and Answers, page 1

6.	Revise the last Q&A on page 2 to indicate, if any, the number of shares committed to vote in favor of the merger for both entities.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 to indicate the number of NB&T Financial shares committed to vote in favor of the Merger. The Company has not committed any shares to vote in favor of the Merger.

7.	Revise the last Q&A on page 4 to include the word “dissenters” in the caption and add to the narrative the complete address where such demands are to be mailed. In addition, disclose that dissenters must not vote in favor of the merger or return an unmarked proxy card.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 to include the mailing address for demand and to clarify the process for making such demand.

Michael Clampitt

U.S. Securities & Exchange Commission

November 13, 2014

8.	Revise the last Q&A to add to the narrative that NBTF dissenters must either vote against the merger or not return a proxy card and must mail their dissent to the Company prior to the vote.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 to add to the narrative that NBTF dissenters must either vote against the merger or not return a proxy card and must mail their dissent to the Company prior to the vote.

Summary, What NB&T Financial shareholders will receive in the Merger, page 9

9.	Please revise this section as follows:

•	summarize the “certain circumstances” under which the consideration offered in the merger will be adjusted;

•	disclose the post-merger ownership of Peoples to be held by NBTF shareholders; and

•	disclose that dividend per share will drop from $1.20 for each share of NB&T common stock to $0.54 for each share of Peoples common stock.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 to provide a summary of the circumstances under which the Merger consideration will be adjusted, to disclose NB&T Financial’s shareholders’ post-Merger ownership of the Company and to disclose the drop in dividends per share. With respect to the dividends per share, the Company respectfully submits that in 2014, its dividend declared per share is $0.60, not $0.54 which represents the dividend declared per share in 2013.

Summary, What holders of NB&T Stock Options will receive in the Merger, page 9

10.	Please revise this section as follows:

•	disclose the approximate aggregate purchase price that is being paid to holders of stock options;

•	quantify number and percent of stock options held by directors and management and the number and percent of stock options held by others;

•	disclose the average exercise price per share; and

•	disclose the number of options that are vested and the number that are not vested.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 to disclose the approximate price paid to NB&T Financial stock option holders, to provide the number and percent of stock options held by directors and management, to disclose the average exercise price, and to disclose the number of vested and unvested options.

Michael Clampitt

U.S. Securities & Exchange Commission

November 13, 2014

Summary, Required vote, page 10

11.	Please revise this section as follows:

•	disclose whether any beneficial owners of Peoples have made a commitment to vote to approve the merger; and

•	disclose, for each entity, the number of shares that you act as trustee for or otherwise control how those shares will be voted; and

•	disclose the number and percentage of non-committed shares that you need to vote in favor of the merger.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 to disclose that no beneficial owners of the Company’s common shares have committed to vote in favor of the Merger, to disclose the number of shares of both the Company and NB&T Financial for which such entity acts as trustee, and to disclose the number and percentage of affirmative votes of NB&T Financial’s non-committed shares that are needed to approve the Merger.

Summary, Dissente rs’ Rights, page 13

12.	Please revise the disclosure here and on page 43 to state whether a security holder’s failure to vote against the merger will constitute a waiver of his dissenters’ rights.

In response to the Staff’s comment, the Company has revised the disclosures on pages 12 and 39 to state that a NB&T Financial shareholder’s failure to vote against the Merger will not constitute a waiver of dissenters’ rights.

Summary, Certain Differences in shareholder rights, page 13

13.	Please summarize the “certain differences” between the rights of shareholders of NB&T Financial and the rights of shareholders of Peoples.

In response to the Staff’s comment, the Company has revised the disclosure on page 12 to summarize the differences between the rights of shareholders of the Company and shareholders of NB&T Financial.

Risk Factors, page 28

14.	As required by Item 503(c) of Regulation S-K, please add a statement to the effect that this section is “a discussion of the most significant factors that make the offering speculative or risky.”

In response to the Staff’s comment, the Company has revised the first paragraph on page 28 to comply with Item 503(c) of Regulation S-K.

Michael Clampitt

U.S. Securities & Exchange Commission

November 13, 2014

15.	Please consider adding a risk factor relating to merger resulting in further concentration of loans in real estate in the state of Ohio including but not limited to the following:

•	quantify the amount and percentage of the merged bank’s loan portfolio in real estate;

•	quantify the amount and percentage of the merged bank ’s loan portfolio in commercial real estate;

•	discuss particular risks associated with commercial real estate loans; and

•	discuss whether the extent to which the risks are elevated because of the limited geographical area in which the real estate is located.

In response to the Staff’s comment, the Company has added a risk factor relating to the concentration of loans of the combined entity in Ohio and surrounding areas and the risks posed by such concentration.

16.	Please revise the risk factor relating to integrating the operations, on the bottom of page 28, to include discussion of the fact that this is your fourth acquisition of 2014 and there is a risk that you will have difficulty integrating the operations of four banks within one year.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 to include a discussion of the Company’s prior acquisitions and the difficulty of integrating the operations of such acquisitions.

Background of the Merger, page 44

17.	Please revise your discussion on pages 47-48 to provide more detail regarding the terms of each of the three final indications of interest and the difference between them, including the aggregate purchase price in each indication of interest. Revise the last paragraph on page 47 to identify in the first sentence which bid of stock and cash was People’s and in the last line on page 47 what price per share was Peoples’. Please revise the paragraph on page 48 to clearly explain the reasons why the Board rejected the other two indications of interest.

In response to the Staff’s comment, the Company has revised the disclosures on pages 47 and 48 to provide more detail regarding the terms of the three final indications of interest and to explain why the NB&T Financial board rejected the other indications of interest.

18.	Please revise your discussion on pages 47- 49 to provide more detail regarding the negotiations over the terms of the transaction relating to directors and employees and the NB&T’s Board’s reasons for seeking various provisions. Explain why shareholders will receive mostly stock of Peoples and some cash but holders of stock options will receive all cash. Explain why the Board sought to pay cash to employees for unvested unexercised options.

In response to the Staff’s comment, the Company has revised the discussion on pages 43-45 to include NB&T Financial’s reasons for seeking various provisions as well as an explanation of the composition of merger consideration.

Michael Clampitt

U.S. Securities & Exchange Commission

November 13, 2014

Interests of NB&T Financial Directors and Officers in the Merger, page 72

19.	Please revise this section to disclose any new employment agreements and the amount of annual compensation the term of each agreement.

The Company respectfully submits that it has not entered into any new employment agreements with directors or officers of NB&T Financial or NBTC.

Material U.S. Federal Income Tax Consequences of the Merger, page 75

20.	Please revise the first paragraph to state that the tax opinion from Vorys has been filed as an Exhibit and the following narrative is a summary of that opinion. In addition, delete the sentence in bold that appears as the last sentence on page 75. See Section III.C.3. of Staff Legal Bulletin 19.

In response to the Staff’s comment, the Company has revised the disclosure on page 69 to state that the tax opinion has been filed as Exhibit C and that the subsequent narrative is a summary of such opinion. The Company has also deleted the last sentence on page 69-70 as requested by the Staff.

Fairness Opinion of Keefe Bruyette & Woods to the Board of NB&T Financial Group, Inc., Appendix C

21.	The first full paragraph on page 5 of the fairness opinion of Keefe Bruyette & Woods to the Board of NB&T Financial Group, Inc. includes a limitation on reliance by shareholders (“This opinion is letter is for the information of and is directed to, the Board. . . . . This opinion is not to be used for any other purpose….”). Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Financial Advisor’s belief that shareholders cannot rely upon the opinion to support any claims against Financial Advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in Financial Advisor’s engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.

Further disclose that the availability of such a state-law defense to Financial Advisor would have no effect on the rights and responsibilities of either Financial Advisor or the board of directors under the federal securities laws.

Michael Clampitt

U.S. Securities & Exchange Commission

November 13, 2014

In response to the Staff’s comment, we supplementally advise the Staff that the language referenced by the Staff appearing on page 5 of KBW’s opinion is not intended by KBW to limit reliance by shareholders on the disclosures relating to such opinion in the registration statement. Such language does not preclude the use of the opinion through inclusion in the Registration Statement or the summarization of the opinion in the Registration Statement, for which KBW has provided its consent. See Exhibit 99.1 to the Registration Statement. In addition, we do not believe that such language is of the type that the Staff has identified as objectionable in the Division of Corporation Finance’s Current Issues and Rulemaking Projects dated November 14, 2000. The referenced language does not state that the opinion is “exclusively” or “solely” for the NB&T Financial board, which the Staff has objected to in the past. Rather, the language referenced by the Staff appearing on page 5 of KBW’s opinion clarifies the context and purpose of the opinion (i.e., that the opinion is for the purpose of the NB&T Financial board’s consideration of financial terms of the merger and not for any other purpose, such as, for example, for purposes of an appraisal or accounting or tax purposes) and is of a type that is customarily included in opinions provided by many financial advisors. Accordingly, no modifications have been made to the opinion or the Registration Statement in this regard.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Note 4. Loans, page 14

22.	We note from your changes in the allowance for loan losses table for the nine-months ended September 30, 2014 that you recorded a recovery of loan losses for the commercial real estate loans portfolio totaling $3.7 million. We understand from your disclosure on page 40 that $500 thousand of this amount represents recovery on a single previously charged-off commercial real estate loan during the third quarter of 2014. The remainder of this reversal appears to have been recorded during your fiscal quarter ended June 30, 2014. Please tell us and revise your future filings to comprehensively discuss the reasons for this reversal to the provision, all of which appears to be reflected as a reduction to your allowance for loan losses collectively evaluated for impairment.

During the second quarter of 2014, the Company identified a reclassification adjustment within the allocation of the allowance for loan losses between reported loan categories detailed in the Loan Footnote, and more specifically the Changes in the Allowance for Loan Losses table, and within the Management’s Discussion and Analysis in the Allowance for Loan Losses table for the periods ended March 31, 2014, December 31, 2013 and September 30, 2013. The reclassification adjustments did not impact the total allowance for loan losses reported or the related provision for, or recovery of loan losses for each respective period, and are included as Appendix A. The reclassification adjustments between the reported loan categories were deemed immaterial both quantitatively and qualitatively with respect to Staff Accounting Bulletins 99 and 108, and had no impact to the Income Statement, Balance Sheets, or Statement of Cash Flows of the previously filed quarterly and annual consolidated financial statements of the Company. The Company also extended the historical loss period during the first quarter of 2014 from three years to five years for the quantitative calculation of the allowance for loan losses.

Michael Clampitt

U.S. Securities & Exchange Commission

November 13, 2014

Selected Financial Data, page 22

23.	We note your presentation of the asset quality ratios here and in other parts of your filing which appear to have been impacted by the accounting treatment for loans acquired in recent acquisitions, in which these loans were recorded at fair value with no carryover of the allowance for loan losses. We also note several acquisitions that have been announced during 2014 which would result in a significant increase to your loan portfolio. Considering the significant impact that your acquisitions and related acquisition accounting have on your credit quality ratios and trends, please revise your MD&A in future filings to quantify the impact, specifically identify the credit ratios and trends most impacted, and discuss their comparability between reporting periods or with other institutions not similarly impacted by purchase accounting.

In response to the Staff’s comment, the Company will revise its MD&A in future filings to quantify the impact that our acquisitions have on our credit quality ratios and trends.

Allowance for Loan Losses, page 39

24.	We note from the allocation of allowance for loan losses table that there have been significant fluctuations within the allocation, especially from March 31, 2014 to June 30, 2014, relating to commercial real estate, residential real estate, and consumer loans. Please tell us and revise your future filings to comprehensively explain the reasons for any significant fluctuations in the allocation of the allowance for loan losses. In that regard, it will be useful to include columnar information about the percent of loans in each category to total loans given the noted growth in your loan portfolio.

During the second quarter of 2014, the Company identified a reclassification adjustment within the allocation of the allowance for loan losses between reported loan categories detailed in the Loan Footnote, and more specifically the Changes in the Allowance for Loan Losses table, and within the Management’s Discussion and Analysis in the Allowance for Loan Losses table for the periods ended March 31, 2014, December 31, 2013 and September 30, 2013. The reclassification adjustments did not impact the total allowance for loan losses reported or the related provision for, or recovery of loan losses for each respective period, and are included as Appendix A. The reclassification adjustments between the reported loan categories were deemed immaterial both quantitatively and qualitatively with respect to Staff Accounting Bulletins 99 and 108, and had no impact to the Income Statement, Balance Sheets, or Statement of Cash Flows of the previously filed quarterly and annual consolidated financial statements of the Company.

Michael Clampitt

U.S. Securities & Exchange Commission

November 13, 2014

Thank you for your consideration of the Company’s responses to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call me at 740-376-7574.

Sincerely,

/s/ M. Ryan Kirkham
M. Ryan Kirkham, Esq.
Corporate Counsel

cc:	Ms. Susan B. Zaunbrecher, Dinsmore & Shohl LLP
Ms.	Cynthia A. Shafer, Vorys, Sater, Seymour and Pease LLP

Michael Clampitt

U.S. Securities & Exchange Commission

November 13, 2014

Appendix A

	As Adjusted
(Dollars in thousands)	3/31/2014	12/31/2013	9/30/2013
Commercial Real Estate	$9,727	$9,803	$11,032
Commercial and Industrial	3,345	3,487	2,320
Total Commercial	13,072	13,290	13,352
Residential Real Estate	1,840	1,772	1,873
Home Equity Lines of Credit	623	711	590
Consumer	1,231	1,156	933
Deposit Account Overdrafts	104	136	154

Total Allowance for Loan Losses	$16,870	$17,065	$16,902